EXHIBIT 21.1

SELECTICA, INC.

SUBSIDIARIES

COUNTRY OR REGION	OFFICIAL NAME

FOREIGN SUBSIDIARIES:

Australia	Selectica Australia Pty Ltd.
Canada	Selectica Canada, Inc.
France	Selectica France SARL
Germany	Selectica GmbH
Japan	Selectica Japan, K.K.
Mexico	Selectica Mexico S. de R.L. de C.V.
Sweden	Selectica Scandinavia AB

U.S. SUBSIDIARIES:

Delaware	LoanMarket Resources, Inc.
Delaware	Wakely Acquisition Corp.